UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-40299

Achilles Therapeutics plc

(Exact name of registrant as specified in its charter)

245 Hammersmith Road

London W6 8PW

United Kingdom

Tel: +44 (0)20 8154 4600

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of Annual General Meeting

On June 28, 2021, Achilles Therapeutics plc (“Achilles” or the “Company”) held its 2021 Annual General Meeting (the “Annual General Meeting”), and all resolutions were passed as proposed. At the Annual General Meeting, all the resolutions set out in the Notice of Annual General Meeting sent to shareholders on May 26, 2021 were duly proposed and passed on a poll.

The matters presented for a vote and the related results are as follows:

Ordinary Resolutions	For	Against	Abstain
To re-elect Edwin Moses as a Director of the Company.	12,619,059	2,053,592	11,086,954

To re-elect Iraj Ali as a Director of the Company.	14,672,622	29	11,086,954

To re-elect Carsten Boess as a Director of the Company.	14,488,545	184,106	11,086,954

To re-elect Derek DiRocco as a Director of the Company.	14,523,077	149,574	11,086,954

To re-elect Michael Giordano as a Director of the Company.	14,638,142	34,509	11,086,954

To re-elect Julie O’Neill as a Director of the Company.	14,672,522	129	11,086,954

To re-appoint KPMG LLP as UK statutory auditors of the Company, to hold office until the conclusion of the next Annual General Meeting.	13,078,116	1,814	12,679,675

To authorize the Company’s Audit Committee to determine the Company’s auditors’ remuneration for the fiscal year ending December 31, 2021.	12,571,946	467,191	12,720,468

Special Resolutions	For	Against	Abstain
To amend the Company’s Articles of Association by deleting article 11.4(a) in its entirety and replacing it with the following new article 11.4(a): “11.4(a) convert the Conversion Shares into Ordinary Shares and the holders of the Company’s A Ordinary Shares will be deemed to have consented to such Conversion in accordance with section 630(2)(a) of the Act; and”	14,670,761	179	11,088,665

The full text of each resolution passed at the Annual General Meeting is set out in the Notice of Annual General Meeting sent to shareholders on May 26, 2021 and furnished as an exhibit to a Form 6-K filed with the U.S. Securities and Exchange Commission on May 26, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACHILLES THERAPEUTICS PLC

Date: June 28, 2021	By:	/s/ Robert Coutts
Robert Coutts
Chief Financial Officer